UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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Date of Report (Date of earliest event reported): April 4, 2018

SPHERIX INCORPORATED
(Exact Name of Registrant as Specified in Charter)

Delaware	0-5576	52-0849320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Rockefeller Plaza, 11th Floor New York, NY	10020
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 992-9260

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Additional Information

In connection with the proposed transaction between Spherix Incorporated (“Spherix”) and DatChat, Inc. (“DatChat”) (the “Proposed Transaction”), intends to file a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of Spherix. Spherix will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders.  Investors and security holders of Spherix are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Spherix’s solicitation of proxies for its special meeting of stockholders to be held to approve the Proposed Transaction because the proxy statement/prospectus will contain important information about the Proposed Transaction and the parties to the Proposed Transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Spherix as of a record date to be established for voting on the Proposed Transaction. Shareholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Spherix Incorporated, One Rockefeller Plaza, 11th Floor, New York, NY 10020.

Participants in the Solicitation

Spherix and DatChat and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spherix’s stockholders in connection with the Proposed Transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the Proposed Transaction of Spherix’s directors and officers in Spherix’s filings with the SEC, including Spherix’s Annual Report on Form 10-K for the year-ended December 30, 2017, which was filed with the SEC on March 30, 2018, and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Spherix for the Proposed Transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Spherix’s and DatChat’s industry, future events, the Proposed Transaction between the parties to the Merger Agreement, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the Proposed Transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Spherix’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding the businesses of Spherix and DatChat and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Spherix or DatChat operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Spherix or DatChat operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Spherix’s or DatChat’s management teams; the inability of the parties to successfully or timely consummate the Proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of Spherix or DatChat are not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Spherix and DatChat; uncertainty as to the long-term value of Spherix’s common stock; those discussed in the Spherix’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents of Spherix on file with the SEC or in the registration statement that will be filed with the SEC by Spherix. There may be additional risks that Spherix presently does not know or that Spherix currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Spherix’s expectations, plans or forecasts of future events and views as of the date of this communication. Spherix anticipates that subsequent events and developments will cause Spherix’s assessments to change. However, while Spherix may elect to update these forward-looking statements at some point in the future, Spherix specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Spherix’s assessments as of any date subsequent to the date of this communication.

Item 8.01     Other Events.

On April 4, 2018, Spherix issued a press release containing a shareholder letter, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference in this Current Report.

Item 9.01.     Financial Statements and Exhibits

d)           Exhibits.

The exhibit listed in the following Exhibit Index is filed as part of this Current Report on Form 8-K.

Exhibit No.	Description

99.1	Press Release, dated April 4, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 9, 2018

SPHERIX INCORPORATED

By:
Name: Anthony Hayes
Title: Chief Executive Officer